As filed with the Securities and Exchange Commission on February 10, 2015

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 2*

BioScrip, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09069N108

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital Master Fund LP 98-1068149
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 455,017
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 455,017
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital LLC 46-0530467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,528,304
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,528,304
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 09069N108	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital GP Ltd. 36-4759002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 455,017
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 455,017
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 455,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09069N108	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Heller 46-0823727
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Newman 27-3990577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,528,304
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,528,304
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,304
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Financial Services, LLC (d/b/a BW Capital Partners L.P.) 38-3853265
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,852
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 505,852
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 09069N108	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity Partners, LP 36-4161201
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 346,540
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 346,540
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,540
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity (QP) Partners, LP 80-0871469
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,312
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 159,312
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity Managers, LLC 36-4161202
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,852
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 505,852
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William E. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,852
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 505,852
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 505,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 12 of 16 Pages

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No.2”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on December 29, 2014 (the “Initial Statement” and, together with this Amendment No.1, the “Schedule 13D”), as amended by Amendment No. 1 to the Initial Statement filed on January 22, 2015, relates to common stock, par value $0.0001 per share (“Shares”), of BioScrip, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 100 Clearbrook Road, Elmsford, NY 10523.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is amended as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced in its entirety with the following:

The aggregate purchase price of the 1,528,304 Shares owned by CGCMF and institutional accounts for which CGC serves as sub-adviser is $9,700,792 including brokerage commissions. The Shares owned by CGCMF and institutional accounts for which CGC serves as sub-adviser were acquired with such entities’ available funds. The aggregate purchase price of the 505,852 Shares owned by BWOP and BWOQP is $3,239,778 including brokerage commissions. The Shares owned by BWOP and BWOQP were acquired with such entities’ available funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On February 6, 2015, CGC and DSC Advisors, L.L.C. (“DSCA LLC”) entered into an Investor Agreement with the Investor (the “Investor Agreement”). The following description of the Investor Agreement is qualified in its entirety by reference to the Investor Agreement, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Investor Agreement, the parties agreed to the following:

•	Issuer agreed to nominate David Golding for election to its Board of Directors (the “Board”) at the Issuer’s 2015 annual meeting of stockholders (the “2015 Annual Meeting”) for a term expiring at the 2016 annual meeting of stockholders (the “2016 Annual Meeting”);

•	Issuer agreed that the Board and its Governance, Compliance and Nominating Committee will consult with CGC and DSCA LLC to identify qualified candidates for the next opening that becomes available on the Board after the 2015 Annual Meeting and if no vacancy arises, then in determining candidates for election at the 2016 Annual Meeting;

•	CGC and DSCA LLC agree not to buy or sell any Shares from February 6, 2015 until the later of (i) the Issuer’s issuance of a press release announcing the Investor Agreement or (ii) February 9, 2015;

•	In connection with the 2015 Annual Meeting, CGC and DSCA LLC agreed not to bring, or cause any other person to bring, any business or proposals before or at the 2015 Annual Meeting and agree not to solicit proxies for any other nomination or proposal; and

CUSIP No. 09069N108	Page 13 of 16 Pages

•	At the 2015 Annual Meeting, CGC and DSCA LLC agree to vote by proxy and vote all Shares beneficially owned by them and their affiliates in favor of the election of directors nominated by the Board.

On February 9, 2015, the Issuer issued a press release announcing the parties’ entry into the Investor Agreement. The press release is attached as Exhibit 2 hereto and is incorporated herein by reference. Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

On February 5, 2015, we purchased, subject to subsequent settlement, $2.0 million in aggregate principal amount of the Issuer’s 8.875% Senior Notes due 2021 (the “Notes”). Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Notes at prices that would make the purchase of additional Notes desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer’s Notes through, among other things, the purchase of Notes on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Notes.

Item 4 is hereby further amended by amending and restating in its entirety the last paragraph thereof as follows:

As a result of their association with each other and the circumstances relating to their respective investment in the Issuer under which they have coordinated their purchases of Shares and developed their investment strategy with respect to such investment, the Reporting Persons and Delaware Street Capital Master Fund, L.P. and certain persons affiliated or associated with it (the “Associated Persons”) may be deemed to constitute a group within the meaning of section 13(d)(3) of the Act. The Associated Persons have concurrently filed a Schedule 13D reporting aggregate beneficial ownership of 3,345,998 shares of Common Stock, representing 4.9% of the outstanding shares of Common Stock. The Reporting Persons and the Associated Persons as a group beneficially own 5,380,154 shares of Common Stock, which represent approximately 7.8% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is, for any other purpose, the beneficial owner of any of the shares of Common Stock and each of the Reporting Persons disclaims beneficial ownership as to the shares of Common Stock reported herein or held by any other person for purposes of Section 13(d) of the Act, except to the extent of his or its pecuniary interests therein.

CUSIP No. 09069N108	Page 14 of 16 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by restating paragraphs (a), (b) and (c) in their entirety with the following:

(a) and (b) The aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 68,636,465 shares of Common Stock issued and outstanding as of November 5, 2014, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2014 on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2014.

CGCMF, as the entity that legally owns the securities, is deemed the direct beneficial owner of 455,017 shares of Common Stock. CGC, as the investment manager of CGCMF, is deemed the indirect beneficial owner of 455,017 shares of Common Stock. CGC is also deemed the indirect beneficial owner of 1,073,287 shares of common stock owned by institutional accounts in which it serves as a sub-adviser. CGCGP, as the general partner of CGCMF, is deemed the indirect beneficial owner of 455,017 shares of Common Stock. David Heller and Brian Newman, as members of CGC responsible for the management of its business, are deemed to share indirect beneficial owner of 1,528,304 shares of Common Stock.

BWOP, as the entity that legally owns the securities, is deemed the direct beneficial owner of 346,540 shares of Common Stock. BWOQP, as the entity that legally owns the securities, is deemed the direct beneficial owner of 159,312 shares of Common Stock. BWOM, as the general partner of BWOP and BWOQP, is deemed the indirect beneficial owner of 505,852 shares of Common Stock. BWFS, as the investment Manager of BWOP and BWOQP, is deemed the indirect beneficial owner of 505,852 shares of Common Stock. William E. Wolf, as a managing member of BWFS, is deemed the indirect beneficial owner of 505,852 shares of Common Stock.

CGC has obtained indirect beneficial ownership of the shares of Common Stock directly beneficially owned by BWOP and BWOQP effective as of January 1, 2015, the effective date of CGC’s sub-advisory agreement with BWOP and BWOQP. In order to report the beneficial ownership of shares of common stock acquired by BWOP and BWOQP under this sub-advisory relationship, BWOP and BWOQP and the persons directly or indirectly managing the same have been included as Reporting Persons in this Schedule 13D.

(c) During the sixty (60) days through the date of this report, the following Reporting Persons purchased the following shares of Common Stock in the open market:

Reporting Person

CGC

Trade	# of	Net USD
Date	Shares	Price/Shr.
12/9/2014	150,000	6.01
12/18/2014	120,000	6.14
12/18/2014	14,450	6.14
12/19/2014	135,377	6.10
12/26/2014	130,000	6.59
12/29/2014	80,000	6.69
12/29/2014	29,715	6.67
1/12/2015	13,286	5.74
1/16/2015	69,775	6.00
1/20/2015	60,000	5.91
1/21/2015	108,431	5.93
1/22/2015	30,864	5.91
1/30/2015	46,682	5.73
1/30/2015	525	5.69
2/2/2015	62,619	5.72
2/5/2015	76,717	5.65

CUSIP No. 09069N108	Page 15 of 16 Pages

Reporting Person

BWOP

Trade	# of	Net USD
Date	Shares	Price/Shr.
12/19/2014	35,500	6.09
12/22/2014	16,026	6.36
12/23/2014	31,267	6.39
12/24/2014	21,628	6.41
12/26/2014	88,311	6.60
12/31/2014	73,323	6.88
1/6/2015	22,108	6.48
1/12/2015	15,123	5.74
1/30/2015	10,591	5.73
1/30/2015	119	5.69
2/2/2015	14,189	5.72
2/5/2015	18,355	5.65

Reporting Person

BWOQP

Trade	# of	Net USD
Date	Shares	Price/Shr.
12/19/2014	14,500	6.09
12/22/2014	6,546	6.36
12/23/2014	14,849	6.39
12/24/2014	10,272	6.41
12/26/2014	41,689	6.60
12/31/2014	30,578	6.88
1/6/2015	12,975	6.48
1/12/2015	8,020	5.74
1/30/2015	4,956	5.73
1/30/2015	56	5.69
2/2/2015	6,611	5.72
2/5/2015	8,260	5.65

CUSIP No. 09069N108	Page 16 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 is hereby amended and restated in its entirety with the following:

The information set forth above in Item 4 of this Schedule 13D relating to the Investor Agreement is incorporated herein by reference.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Investor Agreement, dated February 6, 2015, by and among BioScrip, Inc., Cloud Gate Capital LLC and DSC Advisors, L.L.C.

2.	Press Release, dated February 9, 2015, issued by BioScrip, Inc.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

CLOUD GATE CAPITAL MASTER FUND LP

By: CLOUD GATE CAPITAL GP LTD., its general partner

By:	/s/ Jeffrey F. Knupp
Name:	Jeffrey F. Knupp
Title:	Chief Operating Officer

CLOUD GATE CAPITAL GP LTD.

By:	/s/ Jeffrey F. Knupp
Name: Jeffrey F. Knupp
Title: Chief Operating Officer

CLOUD GATE CAPITAL LLC

By:	/s/ Jeffrey F. Knupp
Name: Jeffrey F. Knupp
Title: Chief Operating Officer

DAVID HELLER
/s/ David Heller

BRIAN NEWMAN
/s/ Brian Newman

BW FINANCIAL SERVICES, LLC

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Managing Partner

BW OPPORTUNITY PARTNERS, LP

By: BW OPPORTUNITY MANAGERS, LLC, its general partner

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Member

BW OPPORTUNITY (QP) PARNTERS, LP

By: BW OPPORTUNITY MANAGERS, LLC, its general partner

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Member

BW OPPORTUNITY MANAGERS, LLC

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Member

WILLIAM E. WOLF
/s/ William E. Wolf